Exhibit 99.2

Federal Home Loan Bank of Topeka
Audit Committee Report

February 26, 2008

The Audit Committee operates under a written charter adopted by the board of directors that is available on the FHLBank’s Web site at http://www.fhlbtopeka.com. The Audit Committee reviews its charter on an annual basis.

The Audit Committee for 2007 was comprised of nine directors, four representing the public sector and five representing industry members. The members of the Audit Committee at year-end 2007 were Michael M. Berryhill, Robert E. Caldwell II, James R. Hamby, Thomas E. Henning, Richard S. Masinton, Lawrence L. McCants, Neil F.M. McKay, Bruce A. Schriefer, and Ronald K. Wente.

The 2008 Audit Committee is comprised of six directors, two representing the public sector and four representing industry members. The 2007 and 2008 Audit Committee members are independent, as defined by the Federal Housing Finance Board.

The Audit Committee has:

•	reviewed and discussed the audited financial statements with management;

•
discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, Communications with Audit Committees, and SAS No. 90, Audit Committee Communications; and

•
received the written disclosures and the letter from PricewaterhouseCoopers LLP (PwC) required by Independent Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has engaged in dialogue with PwC regarding their independence.

Based on the review and discussions referred to above, the 2008 Audit Committee recommends to the board of directors that the audited financial statements be included in the FHLBank’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

Michael M. Berryhill, Chairman
Robert E. Caldwell II
Lawrence L. McCants
Neil F.M. McKay
Bruce A. Schriefer
Ronald K. Wente, ex officio